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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

RECEIVED
APR 2 3 2002
SEC MAIL PROCESSING SECTION
WASH. D.C.
165

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

KEYSPAN CORPORATION
Exact name of registrant as specified in charter

1062379
~~0001108100~~
Registrant CIK Number

FORM U-1/A
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

70-09957
SEC file number, if available

Name of Person Filing the Document(If other than the Registrant)

PROCESSED
MAY 0 7 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of BROOKLYN, State of NEW YORK, 20 02.

KEYSPAN CORPORATION
(Registrant)

BY: [signature]
(Name and Title)
ALFRED C. BERECHE, ASST. GENERAL COUNSEL

49484

Exhibit I

KeySpan Non-utility Subsidiaries
Premium & Paid Losses

Year	Premium	General Liability Losses	Workers Compensation Losses	Auto Losses
97-98	$547,270	$35,278	$2,966,589	$170,092
98-99	$889,462	$68,657	$1,957,052	$304,629
99-00	$2,599,377	$109,234	$2,379,850	$492,423
00-01	$4,700,403	$278,951	$912,787	$395,231
Totals	$8,736,512	$492,120	$8,216,278	$1,362,375

KeySpan Utility Subsidiaries
Premium & Paid Losses

Year	Premium	General Liability Losses	Workers Compensation Losses	Auto Losses
97-98	$25,438,083	$2,736,680	2,966,589.00	$1,039,409
98-99	$27,207,115	$1,360,648	$1,957,052	$1,283,092
99-00	$19,596,643	$1,611,628	$2,379,850	$699,428
00-01	$18,778,205	$1,236,666	$1,519,156	$524,070
Totals	$91,020,046	$6,945,622	$8,822,647	$3,545,999

Key Span Insurance Company (Wholly-Owned Captive Model)
Pro-Forma Balance Sheet
December 31, 2002 through December 31, 2006

	As of 12/31/2002	As of 12/31/2003	As of 12/30/2004	As of 12/30/2005	As of 12/31/2006
Assets					
Cash & Cash Equivalents	$ 3,982,052	$ 4,585,236	$ 5,415,763	$ 6,334,517	$ 6,856,513
Investments	17,319,000	19,892,000	25,029,000	28,829,000	31,698,000
KeySpan Investments	4,242,788	4,539,783	4,857,568	5,197,598	5,561,429
Accrued Investment Interest	31,064	400,359	477,740	566,224	631,813
Deferred Tax Asset	2,919,849	3,284,686	3,672,245	3,977,026	4,192,620
Insurance Premium Receivable	20,075,000	21,078,750	22,132,688	23,239,322	24,401,288
Letter of Credit	5,500,000	5,500,000	5,500,000	5,500,000	5,500,000
Total Assets	$ 54,069,753	$ 59,280,815	$ 67,085,003	$ 73,643,687	$ 78,841,663
Liabilities					
Accrued Expenses	$ 51,333	$ 167,500	$ 167,500	$ 167,500	$ 167,500
Federal Income Tax Payable	2,953,985	970,663	1,108,994	1,157,881	1,168,848
Unearned Premium Reserves	20,241,667	21,253,750	22,316,438	23,432,259	24,603,872
Loss and LAE Reserves	25,259,375	30,200,403	35,463,763	39,273,410	41,518,478
Total Liabilities	$ 48,506,360	$ 52,592,316	$ 59,056,695	$ 64,031,050	$ 67,458,698
Equity					
Capital	$ 5,500,000	$ 5,500,000	$ 5,500,000	$ 5,500,000	$ 5,500,000
Retained Earnings		63,394	1,188,499	2,528,309	4,112,636
Net Income	63,394	1,125,105	1,339,809	1,584,328	1,770,328
Total Equity	$ 5,563,394	$ 6,688,499	$ 8,028,309	$ 9,612,636	$ 11,382,965
Total Liabilities & Equity	$ 54,069,753	$ 59,280,815	$ 67,085,003	$ 73,643,687	$ 78,841,663
	-	-	-	-	-
		-	-	-	-

Key Span Insurance Company (Wholly-Owned Captive Model)
Pro-Forma Income Statement
For the Period December 31, 2002 through December 31, 2006

	For the Year Ended 12/31/2002	For the Year Ended 12/31/2003	For the Year Ended 12/30/2004	For the Year Ended 12/30/2005	For the Year Ended 12/31/2006
Underwriting Income:					
Assumed Premiums Written	$ 46,400,000	$ 22,995,000	$ 24,144,750	$ 25,351,988	$ 26,619,587
Change in Unearned Premium Reserves	(20,241,667)	(1,012,083)	(1,062,688)	(1,115,822)	(1,171,613)
Net Premium Earned	$ 26,158,333	$ 21,982,917	$ 23,082,063	$ 24,236,166	$ 25,447,974
Underwriting Expenses:					
Loss and LAE Paid	$ 898,958	$ 17,041,889	$ 17,818,702	$ 20,426,519	$ 23,202,906
Change in Loss, LAE, and IBNR Reserves	25,259,375	4,941,028	5,263,360	3,809,646	2,245,068
Total Underwriting Expenses	$ 26,158,333	$ 21,982,917	$ 23,082,063	$ 24,236,166	$ 25,447,974
Net Underwriting Income	$ -	$ -	$ -	$ -	$ -
General & Administrative Expenses:					
Management Fees	$ 8,333	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Professional Fees (Audit, Actuary & legal)	8,000	30,000	30,000	30,000	30,000
Start-Up & Security Costs	25,000	27,500	27,500	27,500	27,500
Miscellanous	10,000	10,000	10,000	10,000	10,000
Total General & Administrative Expenses	$ 51,333	$ 167,500	$ 167,500	$ 167,500	$ 167,500
Net Operating Income/(Loss)	$ (51,333)	$ (167,500)	$ (167,500)	$ (167,500)	$ (167,500)
Other Income					
Interest Income	$ 124,256	$ 1,601,436	$ 1,910,961	$ 2,264,898	$ 2,527,250
Dividend, Capital Gains & KS Stock Income	24,606	296,995	317,785	340,030	363,832
Net Other Income/(Loss)	$ 148,862	$ 1,898,431	$ 2,228,745	$ 2,604,927	$ 2,891,082
Net Income (Loss) Before Taxes	$ 97,529	$ 1,730,931	$ 2,061,245	$ 2,437,427	$ 2,723,582
Fed & Local Income Tax Expense/(Benefit) - Net (35%)	$ 34,135	$ 605,826	$ 721,436	$ 853,100	$ 953,254
Net Income/(Loss)	$ 63,394	$ 1,125,105	$ 1,339,809	$ 1,584,328	$ 1,770,328

Key Span Insurance Company (Wholly-Owned Captive Model)
Pro-Forma Statement of Cash Flows
For the Period December 31, 2002 through December 31, 2006

		12/31/02	12/31/03	12/30/04	12/30/05	12/31/06
Cash flows provided by (used for) operating activities:						
Premiums Collected - Prospective & OCIP Business	KS	$ 1,825,000	$ 21,991,250	$ 23,090,813	$ 24,245,353	$ 25,457,621
Premiums Collected - Loss Reserve Transfer	KS	20,281,818				
Interest Income Received		93,192	1,232,141	1,833,579	2,176,413	2,461,662
Loss and LAE Paid		(898,958)	(17,041,889)	(17,818,702)	(20,426,519)	(23,202,906)
G & A Expenses Paid		-	(51,333)	(167,500)	(167,500)	(167,500)
Federal Income Taxes Paid		-	(2,953,985)	(970,663)	(1,108,994)	(1,157,881)
Net Cash provided by (used for) operating activities		$ 21,301,052	$ 3,176,184	$ 5,967,527	$ 4,718,753	$ 3,390,996
Cash flows (used for) provided by financing & investing activities:						
Intial Capitalization (Letter of Credit)		$ -				
Investments (Purchased) and Sold (Net)		(17,319,000)	(2,573,000)	(5,137,000)	(3,800,000)	(2,869,000)
Net Change in Cash and Cash Equivalents		$ 3,982,052	$ 603,184	$ 830,527	$ 918,753	$ 521,996
Cash and Cash Equivalents, beginning of year		$ -	$ 3,982,052	$ 4,585,236	$ 5,415,763	$ 6,334,517
Cash and Cash Equivalents, end of year		$ 3,982,052	$ 4,585,236	$ 5,415,763	$ 6,334,517	$ 6,856,513